Exhibit 99.1
Management’s Discussion and Analysis
Q3 2011

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
July 26, 2011
BASIS OF PRESENTATION
This Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out its responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the consolidated financial statements and the notes thereto for the three and nine months ended June 30, 2011 and 2010, and with the fiscal 2010 Annual Report. CGI’s accounting policies are in accordance with Canadian generally accepted accounting principles (“GAAP”) of the Canadian Institute of Chartered Accountants (“CICA”). These differ in some respects from generally accepted accounting principles in the United States (“U.S. GAAP”). Our reconciliation of results reported in accordance with GAAP to U.S. GAAP can be found in Note 15 to the consolidated financial statements. All dollar amounts are in Canadian dollars unless otherwise indicated.
MATERIALITY OF DISCLOSURES
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.
FORWARD-LOOKING STATEMENTS
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risk Environment section.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
NON-GAAP MEASURES
The reader should note that the Company reports its financial results in accordance with GAAP. However, in this MD&A, certain non-GAAP financial measures are used:
1.	Earnings before acquisition-related and integration costs, interest on long-term debt, interest income, other (income) expenses, gain on sale of assets, and income tax expense (“adjusted EBIT”);

2.	Constant currency growth;

3.	Days Sales Outstanding (“DSO”);

4.	Return on Invested Capital (“ROIC”);

5.	Return on Equity (“ROE”); and

6.	Net Debt to Capitalization ratio.
Management believes that these non-GAAP measures provide useful information to investors regarding the Company’s financial condition and results of operations as they provide additional measures of its performance. These non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with GAAP.
A reconciliation of adjusted EBIT to its closest GAAP measure can be found on page 19. Definitions of constant currency growth, DSO, ROIC, ROE, and net debt to capitalization are provided on pages 8 and 9. A discussion of net debt to capitalization, ROIC, ROE and DSO can be found on page 24.
CHANGE IN REPORTING SEGMENTS
As a result of an organizational adjustment at the beginning of the fiscal year, CGI’s operations are being managed through four operating segments as compared to three in the prior year. This MD&A reflects the current segmentation and therefore, restates the segmented results of the three and nine month periods ended June 30, 2010. For more details on how our operations are managed, please refer to page 6 of this MD&A and to note 12 of the consolidated financial statements.
Furthermore, in the adjusted EBIT section, the corporate segment is no longer identified and is completely allocated to the other four segments. Prior period results have been restated to reflect this change.
Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations

Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
MD&A OBJECTIVES AND CONTENTS
•	Provide a narrative explanation of the consolidated financial statements through the eyes of management;

•	Provide the context within which the consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages
1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past eight quarters’ key performance measures, and CGI share performance.

	2.1. Q3 2011 Highlights	7
	2.2. Key Performance Measures Defined	8
	2.3. Selected Quarterly Information & Key Performance Measures	9
	2.4. Stock Performance	10

3. Financial Review
A discussion of year-over-year changes to operating results for the three and nine months ended June 30, 2011 and 2010, describing the factors affecting revenue and earnings on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography and vertical market.

	3.1. Bookings and Book-to-Bill Ratio	11
	3.2. Foreign Exchange	11
	3.3. Revenue Distribution	13
	3.4. Revenue Variation and Revenue by Segment	14
	3.5. Operating Expenses	16
	3.6. Adjusted EBIT by Segment	17
	3.7. Earnings before Income Taxes	19
	3.8. Net Earnings and Earnings Per Share	20

4. Liquidity
This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (Days sale outstanding) and capital structure (Return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1 Statements of Cash Flows	21
	4.2 Capital Resources	23
	4.3 Contractual Obligations	23
	4.4 Financial Instruments and Hedges	23
	4.5 Selected Measures of Liquidity and Capital Resources	24
	4.6 Off-Balance Sheet Financing and Guarantees	25
	4.7 Capability to Deliver Results	26

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011

Section	Contents	Pages
5. Related Party Transactions	This section presents the total value of transactions and resulting balances with our joint venture — Innovapost Inc. (“Innovapost”).	26

6. Joint Venture: Supplementary Information	This section presents CGI’s proportionate share of the joint venture included in our consolidated financial statements.	27

7. Summary of Significant Accounting Policies
This section explains the areas in the financial statements where critical estimates and assumptions are used to calculate amounts in question. In addition, we provided an update on the status of the International Financial Reporting Standards (“IFRS”) changeover project.

	7.1 Changes in Accounting Policies	27
	7.2 Critical Accounting Estimates	28
	7.3 International Financial Reporting Standards	29

8. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	40
9. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	9.1 Risks and Uncertainties	41
	9.2 Legal Proceedings	46

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
1. CORPORATE OVERVIEW
1.1. About CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is one of the largest independent providers of end-to-end information technology services (“IT services”) and business process services (“BPS”) to clients worldwide, utilizing a flexible and cost efficient delivery model. CGI and its affiliated companies have approximately 31,000 professionals across the globe. The Company’s delivery model provides for work to be carried out onsite at client premises, or through one of its centres of excellence located in North America, Europe and India. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:
•	Consulting — CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration — CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•	Management of IT and business functions (“outsourcing”) — Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, insurance processing, and document management services. Outsourcing contracts typically have terms from five to ten years and may be renewable.
CGI offers its end-to-end services to a focused set of industry vertical markets (“verticals”) where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted verticals include government and healthcare, financial services, telecommunications and utilities, retail and distribution, and manufacturing.
The Company has more than 100 proprietary business solutions which help shape opportunities and drive incremental value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, credit and debt collections, tax management, claims auditing and fraud detection, and energy management.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are best able to satisfy our clients’ needs. All of our business units continue to be certified.
Our operations are managed in four operating segments (“reporting segments” or “segments”) based on our delivery model incorporating domestic activities as well as services from utilizing our unique global delivery model. The Global Infrastructure Services (“GIS”) segment incorporates all services we provide to our clients globally for the management of their technology infrastructure. The other segments are based on our geographic delivery model: Canada, U.S. and India (“U.S.”) and Europe and Asia Pacific (“Europe”).

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
1.2. Vision and Strategy
Our strategy is based on long-term fundamentals and has not changed since September 30, 2010. Please refer to our 2010 Annual Report or visit www.cgi.com for further details.
1.3. Competitive Environment
There have been no significant changes to the description outlined in our 2010 Annual Report.
2. HIGHLIGHTS AND KEY PERFORMANCE MEASURES
2.1. Q3 2011 Highlights
The Company continued to grow year-over-year and our adjusted EBIT margin continues to remain strong, providing necessary cash from operations to pay down our long-term debt and to increase return to our shareholders. Highlights for the quarter were:
•	Bookings of $1.4 billion;

•	Book-to-bill ratio of 104% for the last 12 months;

•	Constant currency revenue growth of 18.0% over last year;

•	Adjusted EBIT margin of 13.9%;

•	Basic and diluted EPS grew by 50.0% and 43.3% respectively compared to the prior year;

•	Return on equity reached 20.3%;

•	Return on invested capital of 15.8%; and

•	Repurchased 2.8 million Class A subordinate shares of the Company.
2.1.1. Conseillers en informatique d’affaires CIA Inc.
On April 4, 2011, CGI concluded a transaction whereby Conseillers en informatique d’affaires CIA Inc. (“CIA”) repurchased CGI’s shares in CIA. CGI simultaneously purchased the operations carried out in CIA’s Paris office. The sale and acquisition did not have a material impact on the Company’s net earnings or financial position. The revenue reported in Canada decreased by approximately $10 million during the third quarter. As of the current quarter, CGI has no earnings attributable to the non-controlling interest.
2.1.2. Subsequent Event
Subsequent to June 30, 2011, the Company entered into a US$475.0 million private debt placement financing with six large U.S. private placement investors. The private placement is comprised of three tranches of guaranteed senior unsecured notes, with a weighted average maturity of 8.2 years and a weighted average fixed coupon of 4.57%. The Company will draw down the proceeds no later than December 15, 2011, and plans to execute interest rate swaps subject to favourable market conditions in order to reduce its financing costs and maximize flexibility. The Company intends to use the proceeds of the private placement to pay down part of the Company’s existing revolving term facility which matures in August 2012.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
2.2. Key Performance Measures Defined
We use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The table below summarizes our most relevant key performance measures. The calculated results and discussion of each indicator follow in the subsequent sections.

Profitability
•      Adjusted EBIT — is a measure of earnings before items not directly related to the cost of operations, such as financing costs, acquisition-related and integration costs and income taxes (see definition on page 3). Management believes this best reflects the profitability of our operations.

• Diluted earnings per share attributable to shareholders of CGI — is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity
•      Cash provided by operating activities — is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•      Days sales outstanding — is the average number of days to convert our trade receivables and work in progress into cash. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO below its 45-day target.

Growth
•      Constant currency growth — is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. We believe that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance.

• Backlog — represents management’s best estimate of revenue to be realized in the future based on the terms of respective client agreements active at a point in time.

•      Book-to-Bill ratio — is a measure of the proportion of contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure
•      Net Debt to Capitalization ratio — is a measure of our level of financial leverage net of our cash and cash equivalents, short-term investments and marketable long-term investments. Management uses this metric to monitor the proportion of debt versus capital used to finance our operations and it provides insight into our financial strength.

•      Return on Equity — is a measure of the rate of return on the ownership interest of our shareholders. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth.

•      Return on Invested Capital — is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments. Management examines this ratio to assess how well it is using its money to generate returns.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
2.3. Selected Quarterly Information & Key Performance Measures

As at and for the three months ended	June 30,	Mar. 31,	Dec. 31,	Sept. 30,	June 30,	Mar. 31,	Dec. 31,	Sept. 30,
(in thousands of dollars unless otherwise noted)	2011	2011	2010	2010	2010	2010	2009	2009
Growth
Backlog[1] (in millions of dollars)	12,657	12,553	13,090	13,320	11,358	11,420	11,410	10,893
Bookings (in millions of dollars)	1,442	771	1,191	1,083	838	1,131	1,591	549
Book-to-bill ratio	139%	68%	106%	108%	93%	124%	174%	59%
Revenue	1,037,913	1,133,071	1,120,688	1,007,056	901,614	910,441	913,006	926,051
Year-over-year growth	15.1%	24.5%	22.7%	8.7%	-5.1%	-4.0%	-8.7%	-0.3%
Constant currency growth[2]	18.0%	27.9%	25.9%	13.8%	0.7%	3.5%	-3.7%	-1.4%
Profitability
Adjusted EBIT[3]	144,342	156,290	158,549	139,801	128,702	123,963	119,436	126,128
Adjusted EBIT margin	13.9%	13.8%	14.1%	13.9%	14.3%	13.6%	13.1%	13.6%
Net earnings	118,438	116,961	126,574	84,076	85,880	81,591	111,219	82,640
Net earnings margin	11.4%	10.3%	11.3%	8.3%	9.5%	9.0%	12.2%	8.9%
Basic EPS (in dollars)[4]	0.45	0.44	0.47	0.31	0.30	0.28	0.38	0.27
Diluted EPS (in dollars)[4]	0.43	0.42	0.45	0.30	0.30	0.28	0.37	0.27
Liquidity
Cash provided by operating activities	90,076	193,147	95,210	158,473	102,750	125,016	166,128	192,450
As a percentage of revenue	8.7%	17.0%	8.5%	15.7%	11.4%	13.7%	18.2%	20.8%
Days sales outstanding[5]	52	43	42	47	36	35	30	39
Capital structure
Net debt to capitalization ratio[6]	28.3%	28.7%	30.6%	30.6%	0.2%	n/a	n/a	n/a
Net debt (cash)	913,372	923,144	1,000,982	1,010,816	6,361	(35,280)	(73,049)	(66,034)
Return on equity[7]	20.3%	18.9%	17.2%	16.4%	16.1%	15.5%	15.2%	14.2%
Return on invested capital[8]	15.8%	16.0%	15.7%	16.3%	16.9%	16.0%	15.4%	14.0%
Balance sheet
Cash & cash equivalents and short-term investments	28,185	83,851	91,962	141,020	406,475	419,110	346,445	343,427
Total assets	4,428,075	4,561,671	4,536,492	4,607,191	3,813,138	3,872,980	3,785,231	3,899,910
Long-term financial liabilities[9]	1,033,288	1,102,990	1,090,485	1,159,198	387,341	379,227	354,392	349,362

[1]	Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

[2]	Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 14 for details.

[3]	Adjusted EBIT is a non-GAAP measure for which we provide the reconciliation to its closest GAAP measure on page 19.

[4]	Earnings per share (“EPS”) amounts are attributable to shareholders of CGI.

[5]	Days sales outstanding is obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days.

[6]	The net debt to capitalization ratio represents the proportion of long-term debt, net of cash and cash equivalents, short-term and marketable long-term investments (“net debt”) over the sum of shareholders’ equity attributable to shareholders of CGI and long-term debt. Net debt and capitalization are both net of the fair value of forward contracts. During certain quarters, the net debt to capitalization ratio was negative (a net cash position) and therefore shown as not applicable (“n/a”).

[7]	The return on equity ratio is calculated as the proportion of earnings for the last 12 months over the last four quarters’ average equity attributable to shareholders of CGI.

[8]	The return on invested capital ratio represents the proportion of the after-tax adjusted EBIT over the last four quarters’ average invested capital, which is defined as the sum of equity attributable to shareholders of CGI and debt less cash and cash equivalents, short-term and marketable long-term investments, net of the impact of the fair value of forward contracts.

[9]	Long-term financial liabilities include the long-term portion of debt and other long-term liabilities.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
2.4. Stock Performance
CGI Stock Prices (TSX) for the Last 12 Months
2.4.1. Q3 2011 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote — GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote — GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	20.35	Open:	20.85
High:	23.86	High:	24.74
Low:	19.75	Low:	20.42
Close:	23.81	Close:	24.65
CDN average daily trading volumes:	1,019,668	U.S. average daily trading volumes:	240,618

Includes the average daily volumes of both the TSX and Alternative Trading Systems.
2.4.2. Share Repurchase Program
On January 26, 2011, the Company’s Board of Directors authorized and received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 10% of the public float of the Company’s Class A subordinate shares over the next 12 months. The NCIB enables CGI to purchase, on the open market, up to 23,006,547 Class A subordinate shares for cancellation. The Class A subordinate shares may be purchased under the NCIB commencing February 9, 2011 and ending on the earlier of February 8, 2012, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.
During the third quarter of 2011, the Company repurchased 2,776,000 of its Class A subordinate shares for $56.9 million at an average price of $20.51 under the current NCIB. Since the beginning of the fiscal year, the Company repurchased 13,041,500 of its Class A subordinate shares under the previous and current NCIB for $241.3 million at an average price of $18.50. As at June 30, 2011, the Company may purchase up to an additional 16.6 million shares under the current NCIB.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
2.4.3. Capital Stock and Options Outstanding (as at July 20, 2011)
229,482,092 Class A subordinate shares
33,608,159 Class B shares
25,141,179 options to purchase Class A subordinate shares
3. FINANCIAL REVIEW
3.1. Bookings and Book-to-Bill Ratio
The Company achieved a book-to-bill ratio of 139% for the quarter. Of the $1.4 billion in bookings signed during the quarter, 73% came from new business, while 27% came from extensions and renewals. On a last twelve month trailing basis, we achieved a book-to-bill ratio of 104%.
Our largest verticals for bookings were government & healthcare and financial services, making up approximately 67% and 21% of total bookings, respectively. From a geographical perspective, U.S accounted for 69% of total bookings, followed by the Canada at 27% and Europe at 4%.
We provide information regarding bookings because we believe doing so provides useful information regarding changes in the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth.
3.2. Foreign Exchange
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by GAAP.
Closing foreign exchange rates

	June 30,	June 30,		Sep. 30,
As at	2011	2010	Change	2010	Change
U.S. dollar	0.9643	1.0606	-9.1%	1.0298	-6.4%
Euro	1.4005	1.3035	7.4%	1.4006	0.0%
Indian rupee	0.0216	0.0228	-5.3%	0.0231	-6.5%
British pound	1.5493	1.5852	-2.3%	1.6198	-4.4%

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Average foreign exchange rates

	Three months ended June 30,			Nine months ended June 30,
	2011	2010	Change	2011	2010	Change
U.S. dollar	0.9676	1.0276	-5.8%	0.9886	1.0412	-5.1%
Euro	1.3934	1.3073	6.6%	1.3731	1.4343	-4.3%
Indian rupee	0.0217	0.0226	-4.0%	0.0220	0.0226	-2.7%
British pound	1.5784	1.5330	3.0%	1.5865	1.6264	-2.5%

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.3. Revenue Distribution
The following charts provide additional information regarding our revenue mix for the quarter:

Contract Types A. Management of IT and business functions (outsourcing) — 70% 1. IT services — 53% 2. Business process services — 17% B. Systems integration and consulting — 30%

Client Geography Based on client’s domicile A. U.S. — 47% B. Canada — 46% C. Europe — 7%

Verticals A. Government and healthcare — 46% B. Financial services — 26% C. Telecommunications and utilities — 13% D. Retail and distribution — 10% E. Manufacturing — 5%
3.3.1. Client Concentration
Canadian GAAP guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control and considers the federal government, the provincial or territorial government, the local government, or a foreign government each to be a single customer. Our work for the U.S. federal government including its various agencies represented 27.9% of revenue for the third quarter of fiscal 2011 as compared to 10.9% in the same period of fiscal 2010. For the nine months ended June 30, 2011 and 2010, we received 28.0% and 10.7%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.4. Revenue Variation and Revenue by Segment
The following table provides a summary of our revenue growth, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between the Q3 2011 and Q3 2010 periods. The Q3 2010 revenue by segment is recorded reflecting the actual foreign exchange rates for that year. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with prior year’s foreign exchange rates.

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars except for percentage)	2011	2010	Change	2011	2010	Change
Total CGI Revenue	1,037,913	901,614	15.1%	3,291,672	2,725,061	20.8%
Variation prior to foreign currency impact	18.0%	0.7%		24.0%	0.1%
Foreign currency impact	-2.9%	-5.8%		-3.2%	-6.1%
Variation over previous period	15.1%	-5.1%		20.8%	-6.0%

Global Infrastructure Services
Revenue prior to foreign currency impact	196,400	212,265	-7.5%	643,440	640,914	0.4%
Foreign currency impact	(701)			(3,457)
Global Infrastructure Services revenue	195,699	212,265	-7.8%	639,983	640,914	-0.1%

Canada
Revenue prior to foreign currency impact	322,297	343,653	-6.2%	1,026,646	1,031,194	-0.4%
Foreign currency impact	(1,145)			(2,542)
Canada revenue	321,152	343,653	-6.5%	1,024,104	1,031,194	-0.7%

U.S.
Revenue prior to foreign currency impact	492,944	301,568	63.5%	1,536,797	908,035	69.2%
Foreign currency impact	(28,106)			(75,797)
U.S. revenue	464,838	301,568	54.1%	1,461,000	908,035	60.9%

Europe
Revenue prior to foreign currency impact	52,556	44,128	19.1%	171,711	144,918	18.5%
Foreign currency impact	3,668			(5,126)
Europe revenue	56,224	44,128	27.4%	166,585	144,918	15.0%
We ended our third quarter of fiscal 2011 with revenue of $1,037.9 million, an increase of $136.3 million or 15.1% over the same period a year ago. On a constant currency basis, our revenue grew by 18.0% while fluctuations in foreign exchange rates unfavourably impacted our revenue by $26.3 million or 2.9%. The increase in revenue was predominantly from our U.S. segment which incorporated our third full quarter of revenue from Stanley, Inc. (“Stanley”). Both our GIS and Canada segments posted an unfavourable variance year-over-year while our Europe segment continues to rebound from their economic downturn. On a constant currency basis, our government & healthcare vertical grew the most over the past year at 60.4% followed by our manufacturing and retail & distribution verticals at 24.2% and 14.8%, respectively.
For the nine months ended June 30, 2011, revenue reached $3,291.7 million, an increase of $566.6 million or 20.8% over the same period a year ago. On a constant currency basis, revenue grew by 24.0% while foreign exchange fluctuations negatively impacted our revenue by $86.9 million or 3.2%. Similar to the quarter, we experienced a significant increase in revenue in our U.S. segment primarily due to the inclusion of nine months of revenue from Stanley. On a constant currency basis, our government & healthcare vertical grew the most over the past year at 66.5% followed by our manufacturing and retail & distribution verticals at 10.3% and 7.5%, respectively.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.4.1. Global Infrastructure Services
Revenue for GIS was $195.7 million in our third quarter compared to $212.3 million in the prior year representing a decrease of $16.6 million or 7.8%. On a constant currency basis, revenue decreased by $15.9 million or 7.5%. The decrease is due mostly to the expiration of an outsourcing contract in our financial services vertical, partially offset by increase in work in the retail & distribution vertical.
On a year-to-date basis, revenue for GIS reached $640.0 million, a decrease of $0.9 million or 0.1% from $640.9 million for the same period of last year. On a constant currency basis, revenue increased by $2.5 million or 0.4%. The unfavourable impact in this quarter was more than offset by higher work volumes in the first six months of our fiscal year.
3.4.2. Canada
Revenue in Canada reached $321.2 million in the third quarter of fiscal 2011, a decrease of $22.5 million or 6.5% over the same period of fiscal 2010. The decrease came from lower work volumes and delays in project start-ups from our clients, particularly in the telecommunications & utilities and government & healthcare verticals. The government & healthcare vertical was also impacted by the expiration of a low margin contract. In addition, with the disposition of CIA, revenue in Canada was unfavourably impacted by approximately $10.0 million in the third quarter. These decreases were partially offset by growth in the manufacturing vertical.
For the nine months ended June 30, 2011, revenue from our Canadian operating segment was $1,024.1 million, a decrease of $7.1 million or 0.7% when compared to the same nine-month period one year ago. The decrease can be explained by the same factors identified for the quarter.
3.4.3. U.S.
U.S. revenue was $464.8 million in the quarter, an increase of $163.3 million or 54.1% over the third quarter of fiscal 2010. On a constant currency basis, revenue in this segment rose by $191.4 million or 63.5%. Revenue in the quarter incorporates the results from our Stanley acquisition. While the U.S. federal government continued to invest in IT, the combination of delayed project start-ups and the winding up of projects that were successfully completed partially offset the growth from the government & healthcare vertical.
For the nine months ended June 30, 2011, the U.S. revenue increased by $553.0 million or 60.9% over the same period last year reaching $1,461.0 million. The unfavourable foreign currency exchange rate fluctuation negatively affected revenue by $75.8 million. On a constant currency basis, we grew $628.8 million or 69.2%; similar to the quarter, the increase was mainly due to the new business from Stanley and to a lesser degree from other clients in the government & healthcare vertical.
3.4.4. Europe
Revenue for the third quarter of fiscal 2011 was $56.2 million compared to $44.1 million in fiscal 2010, an increase of $12.1 million or 27.4%. On a constant currency basis, revenue increased by $8.4 million or 19.1%, while foreign exchange favourably impacted revenue by $3.7 million. During the quarter, we experienced growth across Europe, with notably higher work volumes from new clients in the financial services vertical, as well as from various clients in the telecommunications & utilities vertical.
For the nine months ended June 30, 2011, our Europe revenue increased by $21.7 million or 15.0% over the comparable period of last year to $166.6 million. The unfavourable foreign exchange rate fluctuations negatively impacted revenue by $5.1 million, mostly due to the devaluation of the euro and British pound in the earlier part of the fiscal year. Before foreign currency impacts, revenue increased by $26.8 million or 18.5% mainly due to the same factors identified above for the quarter.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.5. Operating Expenses

	Three months ended June 30,					Nine months ended June 30,
		% of		% of		% of		% of
(in thousands of dollars except for percentage)	2011	Revenue	2010	Revenue	2011	Revenue	2010	Revenue
Costs of services, selling and administrative	846,584	81.6%	727,708	80.7%	2,686,230	81.6%	2,217,423	81.4%
Foreign exchange (gain) loss	(320)	(0.0%)	872	0.1%	(2,870)	(0.1%)	(290)	(0.0%)

Amortization	47,307	4.6%	44,332	4.9%	149,131	4.5%	135,827	5.0%
Capital assets	18,252	1.8%	17,786	2.0%	56,282	1.7%	52,595	1.9%
Contract costs related to transition costs	5,198	0.5%	5,710	0.6%	17,313	0.5%	16,935	0.6%
Other intangible assets	23,857	2.3%	20,836	2.3%	75,536	2.3%	66,297	2.4%
3.5.1. Costs of Services, Selling and Administrative
When compared to the third quarter of fiscal 2010, costs of services, selling and administrative expenses increased by $118.9 million due mainly to the recently acquired business of Stanley. Variations in foreign currencies due to the translation of our foreign operations favourably impacted costs by $23.5 million, helping to offset the $26.3 million unfavourable translation impact noted in our revenue section. Our costs as a percentage of revenue increased from 80.7% in the third quarter of fiscal 2010 to 81.6% in this quarter. Our costs of services increased as a percentage of revenue due mostly to the acquisition of Stanley with its higher proportion of cost-plus contracts. In addition, some of our offices experienced delays in project start-ups which resulted in excess capacity and therefore, impacted our direct costs. These increases were partially offset by our selling and administrative expenses decreasing as a percentage of revenue as we continue to rationalize our facilities and related expenses.
For the nine-month period ended June 30, 2011, cost of services, selling and administrative expenses increased $468.8 million due to the acquired business of Stanley. Foreign exchange fluctuations due to the translation of our foreign operations favourably impacted costs by $77.1 million, partially offsetting the unfavourable translation impact of $86.9 million on revenue. In terms of costs as a percentage of revenue, it increased by 0.2% to 81.6% for the nine months ended June 30, 2011. The increase can be explained by the same factors in the current quarter, partially offset by the favourable impact of a $10.2 million license sale and the settlement of a bad debt in the first quarter of the current fiscal year. As with the current quarter, we also see our selling and administrative expenses decrease as a percentage of revenue.
3.5.2. Foreign Exchange Gain
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedge, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of financial instruments.
3.5.3. Amortization
Total amortization for the third quarter of fiscal 2011 was $47.3 million, an increase of $3.0 million compared to $44.3 million in the third quarter of fiscal 2010. This higher amount of amortization is due mostly to the amortization of intangibles from the Stanley acquisition. Despite a year-over year increase in amortization expense, amortization as a percentage of revenue decreased.
The amortization of capital assets was $18.3 million for the quarter just ended, representing an increase of $0.5 million over the same period of the prior year. The slight increase in amortization reflects the gradual increase of investments in our capital assets for the growth of our operations.
On a year-to-date basis, amortization of capital assets reached $56.3 million, which increased by $3.7 million from $52.6 million for the same period last year. The increase is mostly from the increase in amortization of computer equipment to support new contracts and to upgrade our data centre infrastructure. Additional furniture office equipment and fixtures purchased over the last year to support the growth in the U.S. also contributed to the increase in amortization.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
For the third quarter of fiscal 2011, the amortization of transition costs decreased by $0.5 million over the comparable period of last year. For the nine-month period ended June 30, 2011, amortization of transition costs increased by $0.4 million to $17.3 million compared to the same nine-month period of last year. The variation in the amortization of transition costs are due to a combination of the impact of the amortization of transition costs on new contracts awarded to us in the prior periods and on projects that are ramping up, which are partially or completely offset by the contract costs for certain clients being fully amortized.
The amortization of other intangible assets increased by $3.0 million for the three-month period ended June 30, 2011 compared to the same period in the prior year. The increase is predominantly due to the amortization of new client relationships relating to the Stanley acquisition, partially offset by lower amortization with other client relationships that were fully amortized over the last year.
For the nine-month period ended June 30, 2011, amortization of other intangible assets increased by $9.2 million to $75.5 million compared to $66.3 million in the same period of the prior year. The increase is due to the amortization of new client relationships relating to the Stanley acquisition and to new software licenses required to support our growth. These increases were partially offset by lower amortization from client relationships that have been fully amortized over the last year.
For the three and nine-month periods, variations in foreign currencies due to the translation of our foreign operations favourably impacted total amortization by $1.2 million and $3.4 million respectively.
3.6. Adjusted EBIT by Segment

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars except for percentage)	2011	2010	Change	2011	2010	Change
Global Infrastructure Services	28,496	21,409	33.1%	96,625	57,825	67.1%
As a percentage of GIS revenue	14.6%	10.1%		15.1%	9.0%
Canada	73,882	66,766	10.7%	216,871	201,204	7.8%
As a percentage of Canada revenue	23.0%	19.4%		21.2%	19.5%
U.S.	41,433	42,499	-2.5%	140,233	116,637	20.2%
As a percentage of U.S. revenue	8.9%	14.1%		9.6%	12.8%
Europe	531	(1,972)	126.9%	5,452	(3,565)	252.9%
As a percentage of Europe revenue	0.9%	-4.5%		3.3%	-2.5%
Adjusted EBIT	144,342	128,702	12.2%	459,181	372,101	23.4%
Adjusted EBIT margin	13.9%	14.3%		13.9%	13.7%
3.6.1. Global Infrastructure Services
Adjusted EBIT in GIS was $28.5 million, an increase of $7.1 million over the same period of fiscal 2010. As a percentage of revenue, the margin increased from 10.1% to 14.6%. The increase is due to the favourable impacts from investments and productivity improvements made in the prior quarters. This was partially offset by the expiration of an outsourcing contract causing a temporary increase in capacity and other incremental costs.
On a year-to-date basis, adjusted EBIT in GIS was $96.6 million, an increase of $38.8 million or 67.1% compared to the same period last year. As a percentage of revenue, the margin also increased from 9.0% to 15.1%. The investments made over the last few quarters within our data centre operations contributed to the improvement of our margin.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.6.2. Canada
Adjusted EBIT in Canada for our third quarter was $73.9 million representing a $7.1 million or a 10.7% increase over the prior year’s period. As a percentage of revenue, the margin increased from 19.4% to 23.0%. The increase is attributed to a combination of a $5.0 million reduction to the segment’s incentive accruals based on its year-to-date growth performance along with higher margins associated with increased intellectual property based revenues. In addition, this segment received a favourable margin impact from the disposition of CIA. These factors were partially offset by the impacts of the revenue decrease as outlined earlier.
On a year-to-date basis, adjusted EBIT was $216.9 million, an increase of $15.7 million or 7.8% over the same period in the prior year. As a percentage of revenue, the margin increased from 19.5% in 2010 to 21.2% in 2011. The increase is due to factors described earlier as well as the collection of a $6.5 million of bad debt in the first quarter of fiscal 2011.
3.6.3. U.S.
U.S. adjusted EBIT decreased by $1.1 million or 2.5% to $41.4 million when compared to the third quarter of fiscal 2010. The margin as a percentage of revenue decreased from 14.1% to 8.9%. While growth in the government & healthcare vertical helped to increase earnings, the investments made in our India delivery centres to expand our capacity in order to respond to new opportunities, as well as the impact of unassigned members from the delays in project start-ups for certain clients resulted in an overall decrease of earnings. Despite our bid and proposal activity in the current quarter, the uncertainty reigning in the U.S. economy has caused the pace of the federal government contract awards to slow down during the quarter, thereby increasing costs and impacting our U.S. profitability. The Company remains optimistic that a portion of this increased bidding activity will translate to bookings as the current situation normalizes. The acquisition of Stanley with its related amortization of client relationships along with its higher proportion of cost-plus contracts also contributed to the year-over-year margin fluctuation.
For the nine-month period ended June 30, 2011, U.S. adjusted EBIT increased by $23.6 million or 20.2% compared to the same period in the prior year. The increase is mainly due to the Stanley acquisition and the $10.2 million license sale in the first quarter of fiscal 2011 pertaining to the reorganization and divestment of some operations by one of our clients. As a percentage of revenue, the margin decreased from 12.8% to 9.6% mainly due to the factors indentified in the prior paragraph.
3.6.4. Europe
Our Europe adjusted EBIT for the third quarter increased by $2.5 million compared to the same quarter a year ago. As a percentage of revenue, our margin also increased from (4.5%) to 0.9% in the current quarter. This increase is reflective of the gradual recovery of our largest European markets. As mentioned in the revenue section, growth was most notable from clients in the financial services and telecommunications & utilities verticals.
For the nine months ended June 30, 2011, adjusted EBIT increased by $9.0 million over the same period of last year. As a percentage of revenue, our margin increased from (2.5%) to 3.3%. Operationally, higher revenue from new telecommunications and financial services contracts, as well as the gradual recovery of our largest European markets had a positive impact on the adjusted EBIT of this segment. The improvement in margin was also partly due to the severance costs incurred in the same nine-month period of 2010 for approximately $4.7 million as compared to $2.1 million for the same period of fiscal 2011.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.7. Earnings before Income Taxes
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with Canadian GAAP.

	Three months ended June 30,					Nine months ended June 30,
		% of		% of		% of		% of
(in thousands of dollars except for percentage)	2011	Revenue	2010	Revenue	2011	Revenue	2010	Revenue
Adjusted EBIT	144,342	13.9%	128,702	14.3%	459,181	13.9%	372,101	13.7%
Acquisition-related and integration costs	545	0.1%	4,228	0.5%	3,675	0.1%	4,228	0.2%
Interest on long-term debt	4,249	0.4%	4,363	0.5%	15,263	0.5%	11,917	0.4%
Interest income	(437)	0.0%	(786)	-0.1%	(3,067)	-0.1%	(1,770)	-0.1%
Other (income) expenses	(2,413)	-0.2%	1,135	0.1%	(4,475)	-0.1%	480	0.0%
Gain on sale of assets	—	0.0%	(396)	0.0%	—	0.0%	(396)	0.0%
Earnings before income taxes	142,398	13.7%	120,158	13.3%	447,785	13.6%	357,642	13.1%
3.7.1. Acquisition-Related and Integration Costs
These amounts pertained to the costs to integrate the operations and to realize synergies in regards to the acquisition of Stanley concluded in August 2010.
3.7.2. Interest on Long-Term Debt
The year-over-year increase in interest expense for the nine-month period is mainly due to the debt used to finance the acquisition of Stanley, partially offset by the repayment of the second tranche of U.S. Senior unsecured notes that matured at the end of January 2011.
3.7.3. Interest Income
Interest income includes interest and other investment income (net of interest expenses) related to cash balances, investments, and tax assessments.
3.7.4. Other (Income) Expenses
Other income reflects mainly changes in the fair value of certain investments related to a deferred compensation arrangement we manage as a trustee on behalf of certain U.S. employees. Any change in value related to the deferred compensation arrangement is totally offset in the compensation expense under costs of services, selling and administrative, thus not impacting our profitability.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
3.8. Net Earnings and Earnings Per Share
The following table sets out the information supporting the earnings per share calculations:

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars unless otherwise indicated)	2011	2010	Change	2011	2010	Change
Earnings before income taxes	142,398	120,158	18.5%	447,785	357,642	25.2%
Income tax expense	23,960	34,278	-30.1%	85,812	78,952	8.7%
Effective tax rate	16.8%	28.5%		19.2%	22.1%

Net earnings	118,438	85,880	37.9%	361,973	278,690	29.9%
Margin	11.4%	9.5%		11.0%	10.2%
Earnings attributable to shareholders of CGI Group Inc.	118,438	85,824	38.0%	361,717	278,392	29.9%
Earnings attributable to non-controlling interest	—	56	-100.0%	256	298	-14.1%

Weighted average number of shares
Class A subordinate shares and Class B shares (basic)	263,088,326	281,996,673	-6.7%	266,490,789	288,297,942	-7.6%
Class A subordinate shares and Class B shares (diluted)	273,914,231	290,226,120	-5.6%	276,548,138	296,446,444	-6.7%

Earnings per share (in dollars)[1]
Basic EPS	0.45	0.30	50.0%	1.36	0.97	40.2%
Diluted EPS	0.43	0.30	43.3%	1.31	0.94	39.4%

1    EPS amounts are attributable to shareholders of CGI.
3.8.1. Income Tax Expense
For the three months ended June 30, 2011, income tax expense was $24.0 million, which includes $15.2 million of favourable tax adjustments resulting from the final determinations and expiration of limitation periods. This equates to an effective income tax rate of 16.8%. In the same quarter of the prior year, income tax expense was $34.3 million, which includes $3.6 million of net favourable tax adjustment resulting from the final determinations and expiration of limitation periods as well. This equates to an effective income tax rate of 28.5%.
For the nine months ended June 30, 2011, income tax expense was $85.8 million, an increase of $6.8 million compared to $79.0 million a year ago, while our effective income tax rate decreased from 22.1% to 19.2%. The decrease in rate was predominantly due to higher favourable tax adjustments of $41.4 million recorded in the year-to-date period of fiscal 2011 compared to the $34.1 million in the same period of fiscal 2010.
Below is a table showing the year-over-year comparison with the favourable tax adjustments and the impact of acquisition-related and integration costs removed:

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars unless otherwise indicated)	2011	2010	Change	2011	2010	Change
Earnings before income taxes	142,398	120,158	18.5%	447,785	357,642	25.2%
Add back:
Acquisition-related and integration costs	545	4,228	-87.1%	3,675	4,228	-13.1%
Earnings before income taxes prior to adjustments	142,943	124,386	14.9%	451,460	361,870	24.8%

Income tax expense	23,960	34,278	-30.1%	85,812	78,952	8.7%
Add back:
Tax adjustments	15,179	3,587	323.2%	41,415	34,119	21.4%
Tax deduction on acquisition-related and integration costs	213	—	N/A	1,235	—	N/A
Income tax expense prior to adjustments	39,352	37,865	3.9%	128,462	113,071	13.6%
Effective tax rate prior to adjustments	27.5%	30.4%		28.5%	31.2%

Net earnings prior to adjustments	103,591	86,521	19.7%	322,998	248,799	29.8%
Margin	10.0%	9.6%		9.8%	9.1%

Earnings per share (in dollars)[1]
Basic EPS	0.39	0.31	25.8%	1.21	0.86	40.7%
Diluted EPS	0.38	0.30	26.7%	1.17	0.84	39.3%
1    EPS amounts are attributable to shareholders of CGI and prior to tax adjustments and acquisition-related and integration costs.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
We expect our effective tax rate before any significant adjustments to be in the range of 28.0% to 31.0% in subsequent periods.
3.8.2. Earnings Attributable to Non-Controlling Interest
The non-controlling interest in our statement of earnings represents the percentage of ownership of CIA held by minority shareholders. On April 4, 2011, CGI concluded a transaction whereby CIA repurchased CGI’s shares in CIA except for the Paris operations which were acquired by CGI; therefore in the current quarter, we no longer have earnings attributable to non-controlling interest.
3.8.3. Weighted Average Number of Shares
CGI’s basic and diluted weighted average number of shares for the third quarter of fiscal 2011 decreased versus the same quarter in the prior year due to the repurchase of shares on the open market as part of the NCIB, partly offset by the issuance of Class A subordinate shares upon the exercise of stock options. During the current quarter, 2.8 million shares were repurchased and 1.3 million options were exercised.
4. LIQUIDITY
4.1. Statements of Cash Flows
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at June 30, 2011, cash and cash equivalents were $23.9 million. The following table provides a summary of the generation and utilization of cash for the three and nine months ended June 30, 2011 and 2010.

	Three months ended June 30,			Nine months ended June 30,
(in thousands of dollars)	2011	2010	Change	2011	2010	Change
Cash provided by operating activities	90,076	102,750	(12,674)	378,433	393,894	(15,461)
Cash used in investing activities	(16,147)	(20,546)	4,399	(96,961)	(93,328)	(3,633)
Cash used in financing activities	(125,109)	(108,676)	(16,433)	(386,919)	(244,997)	(141,922)
Effect of foreign exchange rate changes on cash and cash equivalents	75	12,798	(12,723)	1,484	(4,398)	5,882
Net (decrease) increase in cash and cash equivalents	(51,105)	(13,674)	(37,431)	(103,963)	51,171	(155,134)
     4.1.1. Cash Provided by Operating Activities
Cash provided by operating activities was $90.1 million in the third quarter of fiscal 2011, representing 8.7% of revenue. This is compared to $102.8 million or 11.4% of revenue in the same quarter of the prior year. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. The decrease is primarily due to an increase in our DSO between the periods, partially offset by the improvement in our earnings.
For the nine-month period ended June 30, 2011, cash provided from operating activities decreased by $15.5 million to $378.4 million which represents 11.5% of revenue compared to $393.9 million or 14.5% for the same period last year. The decrease relates mainly to the timing of working capital changes, partially offset by higher earnings.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
4.1.2. Cash Used in Investing Activities
Cash used in investing activities decreased by $4.4 million to $16.1 million in the third quarter of fiscal 2011, as compared to the same quarter a year ago. For the nine-month period ended June 30, 2011, cash used in investing activities increased by $3.6 million compared to the same period last year.
Short-term investments, comprised of term deposits, have original maturities over three months, but not more than one year, at the date of purchase. During the quarter ended June 30, 2011, the Company redeemed $4.5 million of these investments compared to $1.0 million invested in the same quarter last year. For the nine-month period ended June 30, 2011, the Company received $8.1 million when certain short-term investments came to term, compared to an investment of $11.9 million for the same period last year.
Cash used for the purchase of capital assets amounted to $11.8 million during the quarter, an increase of $1.4 million over the $10.4 million invested the same period of the previous fiscal year. The increase was due to a higher investment in additional computer equipment to support our new contracts and continued investment program. For the nine-month period ended June 30, 2011, cash used for the purchase of capital assets increased by $20.1 million to $51.5 million compared to the same period last year. The increase can be explained by the same factors in the quarter year-over-year as well as increase in leasehold improvements in certain offices in the U.S. and Global Infrastructure Services.
Investments in intangible assets amounted to $11.1 million, representing an increase of $1.1 million from the same quarter in the previous fiscal year. This is due mainly to a higher level of purchases of software and partially offset by a lower level of transition costs incurred. For the nine-month period ended June 30, 2011, investments in intangible assets decreased by $6.2 million compared to the same period last year. The decrease comes mostly from less contract costs capitalized as projects migrated out of their transition phase.
The Company purchased $0.9 million and $11.9 million in long-term marketable investments for the three and nine-month period ended June 30, 2011, respectively. No such investments were made in the same quarter or nine-month period of the prior year.
4.1.3. Cash Used in Financing Activities
During the quarter ended June 30, 2011, we used $125.1 million for financing activities, an increase of $16.4 million when compared to $108.7 million used in the same period a year ago. We repaid $77.4 million of our long-term debt and credit facilities compared to $5.4 million repaid in the same quarter of the prior year. The Company’s cash management strategy is to maintain the flexibility to pay down debt and/or repurchase shares. We used $57.4 million in the current quarter to purchase 2.8 million CGI shares under the NCIB. This is compared to $112.0 million used in the same quarter of fiscal 2010 to purchase 7.1 million CGI shares. Finally, we received $10.4 million from the exercise of stock options in the current quarter, compared to $8.7 million in the same quarter of fiscal 2010.
For the nine months ended June 30, 2011, financing activities consumed $386.9 million, an increase of $141.9 million over the same nine-month period of last year. The Company repaid a total of $183.8 million of its long-term debt and credit facilities. We also used $241.3 million to repurchase 13.0 million CGI shares under the NCIB and received $42.8 million from the exercise of stock options.
For the nine months ended June 30, 2010, financing activities consumed $245.0 million. The Company drew $107.2 million from its credit facilities and paid down its long-term debt for $14.7 million. We also used $387.1 million to repurchase CGI shares under the NCIB and received $50.2 million from the exercise of stock options.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For the quarters ended June 30, 2011 and 2010, we had a $0.1 million and $12.8 million increase in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, respectively. On a year-to-date basis, we had a $1.5 million increase in fiscal 2011 and a $4.4 million decrease in fiscal 2010. These amounts had no effect on net earnings as they were recorded in other comprehensive income.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
4.2. Capital Resources

		Available at	Outstanding at
(in thousands of dollars)	Total commitment	June 30, 2011	June 30, 2011
	$	$	$
Cash and cash equivalents	—	23,861	—
Short-term investments	—	4,324	—
Long-term marketable investments	—	12,004	—
Unsecured committed revolving facilities [1]	1,500,000	646,609	853,391	[2]
Total	1,500,000	686,798	853,391	[2]

[1]	Excluding any existing credit facility under non-majority owned entities.

[2]	Consists of drawn portion of $837.1 million and Letters of Credit for $16.3 million.
Our cash position and bank lines are sufficient to support our growth strategy. At June 30, 2011, cash and cash equivalents, short-term and long-term marketable investments were $40.2 million. The amount available under our credit facilities was $646.6 million. The long-term debt agreements contain covenants which require us to maintain certain financial ratios. At June 30, 2011, CGI was in compliance with these covenants.
Subsequent to June 30, 2011, the Company expanded its available capital when we entered into a US$475.0 million private debt placement financing with six large US private placement investors. Please refer to the subsequent event note on page 7 for more details.
Cash equivalents typically include money market funds and term deposits as well as bankers’ acceptances and bearer deposit notes issued by major banks, all with initial maturities of 90 days or less.
Short-term investments include fixed deposits, term deposits, municipal, provincial and government bills with initial maturities ranging from 91 days to 1 year.
Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated AA or higher.
Total long-term debt decreased by $200.9 million to $953.0 million at June 30, 2011, compared with $1,153.9 million at September 30, 2010. The variation is mainly explained by the repayments of the second tranche of U.S. Senior unsecured notes for US$87.0 million and unsecured committed revolving facilities for US$65.0 million. An unrealized gain of $63.5 million on foreign exchange translation also contributed in the debt decrease
4.3. Contractual Obligations
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computers and other equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2010, as discussed in the 2010 Annual Report.
4.4. Financial Instruments and Hedges
The Company uses various financial instruments to manage its exposure to fluctuations of foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments in self-sustaining foreign subsidiaries are recorded under other comprehensive loss. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the other comprehensive loss.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
The Company has the following outstanding hedging instruments:
Hedges on net investments in self-sustaining foreign subsidiaries
•	US$855.0 million debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries;

•	€9.0 million debt designated as the hedging instrument to the Company’s net investment in European subsidiaries.
Cash flow hedges on future revenue
•	US$90.2 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar;

•	US$51.6 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee;

•	$68.9 million foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee.
Cash flow hedges on Senior U.S. unsecured notes
•	US$20.0 million foreign currency forward contracts.
The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized. The assessment of effectiveness is based on forward rates utilizing the hypothetical derivative method. During the three and nine months ended June 30, 2011, the Company’s hedging instruments were effective.
The Company expects that approximately $9.2 million of the accumulated net unrealized gains on derivative financial instruments designated as cash flow hedges at June 30, 2011 will be reclassified in net income in the next 12 months.
4.5. Selected Measures of Liquidity and Capital Resources

As at June 30,	2011	2010
Net debt to capitalization ratio	28.3%	0.2%
Net debt (in thousands of dollars)	913,372	6,361
Return on equity	20.3%	16.1%
Return on invested capital	15.8%	16.9%
Days sales outstanding	52	36
The Company uses the net debt to capitalization ratio as an indication of its financial leverage in order to pursue any large outsourcing contracts, expand global delivery centres, or make acquisitions. At June 30, 2011, the Company had a net debt to capitalization ratio of 28.3%. The main cause for the year-over-year increase in this ratio was the Stanley acquisition, where we drew US$800.0 million against our credit facilities to fund it.
Return on equity is a measure of the return we are generating for our shareholders. At June 30, 2011, ROE stood at 20.3% compared to 16.1% at the end of June 30, 2010. The main cause of the increase is due to the higher earnings in the past four quarters compared to the year ago period. The higher earnings mostly resulted from the improved profitability in our GIS and U.S. segments, with the latter partially due to the acquisition of Stanley. Part of the

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
increase in ROE is also due to the the repurchase of CGI shares under the NCIB, and the impacts of the fluctuation of foreign exchange rates on the investment values of our international operations.
Return on invested capital was 15.8%, a decrease compared to 16.9% in the same period a year ago. Our average after-tax adjusted EBIT increased over the prior year due to improved performance of our operations and the addition of Stanley. Our average invested capital balance also increased year-over-year due to the increase in debt taken primarily for the financing of this acquisition.
DSO increased to 52 days from 36 days last year. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed can affect the DSO fluctuations. Our DSO increased due to the addition of the Stanley operations as its main clientele are government entities. In addition, our Canadian operations were impacted somewhat by a disruption in postal service directly impacting our cash collected. At the end of the quarter, we exceeded our target of 45 days but remain committed to manage our DSO within this target based on past history.
4.6. Off-Balance Sheet Financing and Guarantees
We do not engage in the practice of off-balance sheet financing, except for the use of operating leases for office space, computer equipment and vehicles. In accordance with GAAP, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While many of the agreements specify a maximum potential exposure totalling approximately $3.7 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at June 30, 2011, we had committed for a total of $56.1 million for these types of bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
In addition, we provided a guarantee of $5.9 million on the residual value of leased equipment, accounted for as an operating lease, at the expiration of the lease term.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
4.7. Capability to Deliver Results
Sufficient capital resources and liquidity are required for supporting ongoing business operations to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Use of these funds has been primarily aimed at procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2011.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a company built on human capital, our professionals and their knowledge are key to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a company-wide survey and issues are addressed immediately. Approximately 80% of our employees, whom we refer to as members, are also owners of CGI through our Share Purchase Plan. This includes our members joining from Stanley, who effective January 1, 2011 were eligible to participate in the Share Purchase Plan. This, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s offices maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.
5. RELATED PARTY TRANSACTIONS
In the normal course of business, CGI is party to contracts with Innovapost, a joint venture, pursuant to which CGI is its preferred IT supplier. The Company exercises joint control over Innovapost’s operating, financing and investing activities through its 49% ownership interest. The value of the transactions between the Company and Innovapost, and resulting balances, which were measured at commercial rates, are presented below:

	Three months ended June 30,		Nine months ended June 30,
(in ’000 of dollars)	2011	2010	2011	2010
Revenue	19,613	15,442	58,647	62,537
Accounts receivable	874	996	874	996
Work in progress	1,993	971	1,993	971
Contract costs	4,337	6,834	4,337	6,834
Deferred revenue	941	1,172	941	1,172

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
6. JOINT VENTURE: SUPPLEMENTARY INFORMATION
The Company’s proportionate share of its joint venture investee’s operations included in the consolidated financial statements is as follows:

	Three months ended June 30,		Nine months ended June 30,
(in ’000 of dollars)	2011	2010	2011	2010
Revenue	24,993	23,565	71,101	71,317
Net earnings	3,580	3,872	9,176	7,921
Current assets	38,512	35,696	38,512	35,696
Non-current assets	2,209	3,318	2,209	3,318
Current liabilities	15,679	16,890	15,679	16,890
Non-current liabilities	1,071	1,019	1,071	1,019
7. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The unaudited consolidated financial statements for the quarters ended June 30, 2011 and 2010 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
The disclosures provided in the interim financial statements do not conform in all respects with the requirements of GAAP for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2010. The interim consolidated financials statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2010, except for the new accounting policies adopted effective October 1, 2010.
Certain comparative figures have been reclassified to conform to the current period’s presentation.
7.1. Changes in Accounting Policies
On October 1, 2010, the Company early adopted the following accounting guidance:
a)	Emerging Issue Committee (“EIC”) Abstract No. 175 (“EIC-175”), “Revenue Arrangements with Multiple Deliverables” issued by the CICA in December 2009 which amends the EIC Abstract No. 142 (“EIC-142”), “Revenue Arrangements with Multiple Deliverables”. The EIC-175 is equivalent to U.S. GAAP standard, Accounting Standards Update (“ASU”) No. 2009-13 (“ASU 2009-13”), “Multiple-Deliverable Revenue Arrangements” and applies to arrangements that include multiple-deliverables that are not accounted for pursuant to other specific guidance such as U.S. software revenue recognition guidance. The new guidance changes the requirements for establishing separate deliverables in a multiple-deliverable arrangement and requires the allocation of arrangement consideration to each separately identified deliverable based on the relative selling price. Based on this method, the selling price of each separately identified deliverable is determined using vendor-specific objective evidence (“VSOE”) of selling price if available, otherwise third-party evidence (“TPE”) of selling price, or estimated selling price (“ESP”) if neither VSOE nor TPE of selling price is available.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
The residual method of allocating arrangement consideration is no longer permitted. EIC-175 also expands the disclosures required for multiple-deliverable arrangements.
b)	ASU No. 2009-14 (“ASU 2009-14”), “Certain Revenue Arrangements that Include Software Elements” issued by the Financial Accounting Standards Board (“FASB”) under U.S GAAP which amends Accounting Standards Codification (“ASC”) Topic 985-605, “Software — Revenue Recognition”. ASU 2009-14 modifies the scope of the software recognition guidance to exclude the tangible products that contain both software and non-software components that function together to deliver a product’s essential functionality. There is no specific software revenue recognition guidance under Canadian GAAP, therefore the Company follows the U.S. guidance.
The adoption of the above accounting guidance, which was made prospectively to new revenue arrangements with multiple-deliverables entered into or materially modified on or after October 1, 2010, did not have any material impact on the Company’s consolidated financial statements for the three and nine months ended June 30, 2011.
7.2. Critical Accounting Estimates
The Company’s significant accounting policies are described in Note 2 of the September 30, 2010 audited consolidated financial statements. The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Consolidated statements of earnings
Costs of services,
	Consolidated		selling and	Amortization/	Income
Areas impacted by estimates	balance sheets	Revenue	administrative	Impairment	taxes
Purchase accounting	X			X
Income taxes	X				X
Contingencies and other liabilities	X		X
Accrued integration charges	X		X
Revenue recognition	X1	X
Stock-based compensation	X		X
Investment tax credits and government programs	X		X
Impairment of long-lived assets and goodwill	X			X

[1]	Accounts receivable, work in progress and deferred revenue.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Purchase accounting
The Company accounts for its business combinations using the purchase method of accounting. Under this method, estimates we made to determine the fair values of asset and liabilities acquired, include judgements in our determinations of acquired intangible assets and assessment of the fair value of existing capital assets. Acquired liabilities can include litigation and other contingency reserves existing at the time of the acquisition. The Company allocates the purchase consideration to tangible and intangible assets assumed based on estimated fair values at the date of acquisition with the excess of the purchase price amount being allocated to goodwill.
When establishing fair values, management will make significant estimates and assumptions, especially with respect to intangible assets. Intangible assets acquired and recorded by the Company may include client relationships and contracts, software licenses, trademarks and business solutions. Estimates include but are not limited to the forecasting of future cash flows, future income producing capabilities and discount rates. From time to time, the Company may engage third-party firms to assist us in determining the fair value of assets and liabilities assumed. Management’s estimates of fair values are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. As a result, actual results may differ from estimates impacting our earnings.
Income taxes
The Company measures income tax assets and liabilities, both current and future, according to enacted or substantively enacted income tax legislation that is expected to apply when the asset is realized or the liability settled. The applicable income tax legislation and regulations are subject to the Company’s interpretation. An assessment of the ultimate realization of the future income taxes generated from temporary differences between the book value and the tax value of assets and liabilities as well as tax losses carried forward is performed regularly. The conclusion of whether it is more likely than not that future assets will be realized includes making assessments of expectations of future taxable income. The ultimate amount of future income taxes and income tax provisions could be materially different from those recorded, as it is influenced by future operating results of the Company and its tax interpretations.
Contingencies and other liabilities
The Company accrues for costs incurred to restructure and integrate acquired businesses and for other liabilities requiring significant judgment. Contingencies for pending or threatened litigation, guarantees and other possible liabilities involve uncertainty as to possible gain or loss to the Company that will ultimately be resolved when one or more future events occur or fail to occur. Resolution of the uncertainty may confirm the reduction of a liability or the occurrence of a liability. The accrued liabilities are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances.
Furthermore, there are various claims and pending actions against the Company arising in the ordinary course of its business as well as inherited from business acquisitions. Certain of these actions seek damages in significant amounts. Among other things, the Company considers the period in which the underlying cause of the claim occurred, the degree of probability of an unfavourable outcome and the ability to make a reasonable estimate of the loss to determine whether a loss accrual or disclosure in the consolidated financial statements is required.
Accrued integration charges
Accrued integration charges are comprised mostly of provisions related to leases for premises which the Company vacated. The costs of closure of facilities are estimated at the decision date. Key assumptions include the discount rate and the possibility to sublease vacated premises. The discount rate assumption used to calculate the present value of the Company’s projected payments is determined using the interest rate on the unsecured notes of the Company. The possibility to sublease vacated premises is determined using the experience of the Company’s management and the knowledge of the Company’s advisers regarding specific regions and characteristics of premises. In addition, at each reporting date, the Company evaluates the accruals for closed facilities associated with its restructuring programs.
Revenue recognition
CGI provides services containing pricing mechanisms such as fixed-price arrangements under percentage-of-completion and benefits-funded arrangements. The percentage-of-completion method requires estimates of costs and profits over the entire term of the arrangement, including estimates of resources and costs necessary to complete

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
performance. Further, if total costs from a contract are more likely than not to exceed the total revenue from the contract, then a provision for the probable loss is made in the period in which the loss first becomes evident. Revenue from system integration and consulting services under benefits-funded arrangements is recognized only to the extent it can be predicted, with reasonable certainty, that the benefit stream will generate amounts sufficient to fund the value on which revenue recognition is based.
Another assessment, related to a contract which involves the provision of multiple-service elements, is to determine whether the total estimated contract revenue that is allocated to each element is based on the relative selling price or vendor specific objective evidence of each element. Revenue is then recognized for each element as for single-element contracts.
Management regularly reviews arrangement profitability and the underlying estimates. Estimates of total revenue at the start of the contract may differ materially from actual revenue generated due to volume variations, changes in technology and other factors which may not be foreseen at inception.
Stock-based compensation
CGI accounts for its stock option plan in accordance with section 3870, “Stock-based Compensation and Other Stock-based Payments” of the CICA Handbook. Pursuant to the recommendations of this section, CGI has elected to value the options granted as part of its share-based payment transactions using the Black-Scholes valuation model. The variables in the model include, but are not limited to: the expected stock price volatility over the term of the awards, expected forfeitures, the expected life of the options and the risk-free interest rate. Different assumptions and changes in circumstances could create material differences in our results of operations.
Investment tax credits and government programs
The Company receives refundable tax credits on salaries and tax credits on research and software development costs, which meet the criteria of investment tax credits and government programs. The Company is subject to annual audits to verify the amount for which it is entitled and whether it operates eligible activities under the terms of various government tax credit programs. Assessments of the proportion of eligible expenses and of the acceptability rate by these different governments are performed periodically.
Impairment of long-lived assets
The Company tests the recoverability of long-lived assets, such as intangibles and capital assets, at the end of each year in the case of business solutions or when events or changes in circumstances exist that the carrying amount may not be recoverable. For business solutions, software licenses and client relationships, estimates and assumptions include determining the appropriate period over which to amortize the capitalized costs based on the estimated useful lives and estimating the related future cash flows, and assessing these against the unamortized balances. For internal-use software and capital assets, the appropriate amortization period is based on estimates of the Company’s ability to utilize these assets on an ongoing basis. To assess the recoverability of capitalized software costs, the Company must estimate future revenue, costs and future cash inflows and outflows. With respect to the recoverability assessment of contract costs, the undiscounted estimated cash flows are projected over its remaining life and compared to the contract costs carrying amount. Changes in the estimates and assumptions used in long-lived assets impairment testing will not impact the cash flows generated by the Company’s operations.
Goodwill
Goodwill is assessed for potential impairment at the reporting unit level, at least annually or when events or changes in circumstances exist such that the carrying amount may not be recoverable. Such an assessment requires a comparison of the fair value of the reporting unit to its carrying value. Our four operating segments are our reporting units. The estimate of fair value of a reporting unit is based on a discounted cash flows analysis using management approved key assumptions such as future cash flows, growth projections, terminal values, discount rates and industry data. Any change in the estimates used could have a material impact on the calculation of fair value and the resulting impairment charge. Significant changes in the estimates and assumptions used in goodwill impairment testing will not impact cash flows generated from our operations.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
7.3. International Financial Reporting Standards
In February 2008, the Canadian Accounting Standards Board confirmed that the use of International Financial Reporting Standards (“IFRS”) would be required for Canadian publicly accountable enterprises for fiscal years beginning on or after January 1, 2011. Accordingly, our first quarter under the IFRS reporting standards will be for the three-month period ending December 31, 2011. Financial reporting under IFRS differs from current GAAP in a number of respects, some of which are significant. IFRS on the date of adoption may also differ from current IFRS due to new standards that are expected to be issued before the changeover date.

We describe below our IFRS changeover plan, key deliverables and their status, and the significant known impacts on our financial reporting. This is provided to allow readers to obtain a better understanding of our IFRS changeover plan and the resulting possible effects on our financial statements and operating performance measures. Readers are cautioned, however, that it may not be appropriate to use such information for any other purpose. This information also reflects our most recent assumptions and expectations; circumstances may arise, such as changes in IFRS, regulations or economic conditions, which could change these assumptions or expectations. We will continue to monitor and adjust for any movements in the standards made to ensure the reader is kept abreast of such developments.

In preparation for the conversion to IFRS, the Company has developed an IFRS changeover plan consisting of four phases:

Phase	Status	Details
Phase 1 Diagnostic	Completed	• Completed a high-level review of the differences between current GAAP and IFRS, as well as a review of the alternatives available on adoption; and
• Assessed these differences and their impact on the financial statements, business processes and/or IT systems in order to determine the scope of the project.
Phase 2 Detailed Impact Assessment	Completed	• Completed a detailed impact assessment of differences between Canadian GAAP and IFRS;
• Documented the rationale supporting initial accounting policy choices, new disclosure requirements, authoritative literature supporting these choices and the quantification of any impacts; and

•      Further assessed impacts on our other key elements such as information technology changes, education and training requirements, impacts on business activities, integrity of internal control over financial reporting and disclosure controls and procedures.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011

Phase	Status	Details
Phase 3 & 4 Design & Implementation	In progress	• Adjusting or redesigning the appropriate systems and business processes;
• Updating and developing of any accounting policies, disclosure controls and procedures, and internal controls over financial reporting;
• Preparing our opening balance sheet and the parallel run of our comparative year financial statements;
• Conducted an engagement with our external auditors addressing the opening financial position upon conversion;
• Continuing education and training in areas that will have the most significant impact on our operations; and
• Monitoring the development of any new accounting standards and their impact on the choices and exemptions made by the Company to date.
We have a project manager, a detailed project plan and a progress reporting mechanism in place to support and communicate the evolution of the changeover plan. In addition to the working team, we have established an IFRS Steering Committee responsible for monitoring the progress and approving recommendations from the working team. The working team meets weekly, while the Steering Committee meets monthly, and quarterly updates are provided to the Audit and Risk Management Committee.

In order to establish IFRS financial reporting expertise at all levels, our Company has established a training plan. Beyond the technical training for the key finance working team, we have been delivering training to other finance and operational personnel throughout the current phase. Our strategy has been to gather and retain the expertise “in-house” as much as possible supplementing with external resources as necessary. On a quarterly basis, our Audit and Risk Management Committee members also gather the necessary knowledge through training topics at each meeting. We also provided our Board of Directors with a briefing in November 2010.

IFRS 1, “First-time Adoption of International Financial Reporting Standards”, requires that first-time adopters select accounting policies that are in compliance with each IFRS effective at the end of the Company’s first IFRS reporting period and apply those policies to all periods presented in their first IFRS financial statements. The general requirement of IFRS 1 is full retrospective application of all accounting standards; however, certain mandatory exceptions and optional exemptions are available. The significant optional exemptions that we expect to apply are described within the relevant notes below, along with the opening balance sheet impact.

The Company has assessed the impact of IFRS on its opening balance sheet. We will continue to assess the quantitative impact IFRS will have on the financial statements of fiscal 2011. Below is the preliminary, opening balance sheet of the Company as at October 1, 2010 (“Transition Date”). The original published balance sheet prepared with Canadian GAAP is presented, followed by the IFRS adjustments in the next column which are further explained in the corresponding notes. The final column is the balance sheet we expect to present upon our transition date of December 31, 2011 (first quarter of fiscal 2012). The opening consolidated IFRS balance sheet may differ significantly from this internal opening consolidated balance sheet due to changes in financial reporting requirements arising from new or revised standards issued by the International Accounting Standards Board (“IASB”), interpretations issued by the International Financial Reporting Interpretations Committee or other items identified through the first quarter of 2012.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Preliminary Opening Consolidated Balance Sheet
As at October 1, 2010

	Canadian	Adjustments (see notes below)		IFRS
	GAAP
(in thousands of Canadian dollars)	$		$	$
Assets
Current assets
Cash and cash equivalents	127,824		—	127,824
Short-term investments	13,196		—	13,196
Accounts receivable	423,926	V	11,842	435,768
Work in progress	358,984		—	358,984
Prepaid expenses and other current assets	76,844		—	76,844
Income taxes	7,169		—	7,169
Future income taxes	16,509	U	(16,509)	--

Total current assets before funds held for clients	1,024,452		(4,667)	1,019,785

Funds held for clients	248,695		—	248,695
Total current assets	1,273,147		(4,667)	1,268,480
Property, plant and equipment	238,024	D	(723)	237,301
Contract costs	—	I, K, V	133,587	133,587
Intangible assets	516,754	H, K, V	(145,978)	370,776
Other long-term assets	42,261		—	42,261
Deferred tax assets	11,592	D, K, U	11,658	23,250
Goodwill	2,525,413		—	2,525,413

	4,607,191		(6,123)	4,601,068

Liabilities
Current liabilities
Accounts payable and accrued liabilities	304,376	L, T	(635)	303,741
Accrued compensation	191,486		—	191,486
Deferred revenue	145,793		—	145,793
Income taxes	86,877		—	86,877
Provisions	—	T	10,998	10,998
Future income taxes	26,423	U	(26,423)	--
Current portion of long-term debt	114,577		—	114,577

Total current liabilities before clients’ funds obligations	869,532		(16,060)	853,472
Clients’ funds obligations	248,695		—	248,695

Total current liabilities	1,118,227		(16,060)	1,102,167
Deferred tax liabilities	170,683	C, D, H, I, K, U	17,986	188,669
Long-term provisions	—	D, T	9,266	9,266
Long-term debt	1,039,299		—	1,039,299
Other long-term liabilities	119,899	C, K, T	(8,000)	111,899

	2,448,108		3,192	2,451,300

Equity
Attributable to shareholders of CGI Group Inc.
Retained earnings	1,196,386	B, C, D, H, I, J, K, L	(350,562)	845,824
Accumulated other comprehensive income (loss)	(321,746)	B	336,215	14,469
Capital stock	1,195,069		—	1,195,069
Contributed surplus	82,922	J, K	11,484	94,406

Attributable to shareholders of CGI Group Inc.	2,152,631		(2,863)	2,149,768
Attributable to non-controlling interest	6,452	L	(6,452)	--

	2,159,083		(9,315)	2,149,768

	4,607,191		(6,123)	4,601,068

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Initial elections upon IFRS adoption
Set forth below are the IFRS 1 optional exemptions applied in the conversion from Canadian GAAP to IFRS. Exemptions that were not elected, not applicable or not considered material to the Company are not included in the discussion.
A.	Business combinations

IFRS 1 provides the option to apply IFRS 3, “Business Combinations” (as revised in 2008), retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company elected not to retrospectively apply IFRS 3. As a result, there is no adjustment in the opening balance sheet related to business combinations entered into prior to the Transition Date. IFRS 3 will be applied to business combinations entered into subsequently. Additionally, due to the Company’s election to apply IFRS 3 prospectively, International Accounting Standards (“IAS”) 27, “Consolidated and Separate Financial Statements”, will also be applied prospectively.

B.	Currency translation differences

Retrospective application of IFRS would require the Company to determine cumulative foreign currency translation differences in accordance with IAS 21, “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary was formed or acquired to the Transition Date. IFRS 1 permits cumulative foreign translation gains and losses to be reset to zero at the Transition Date. The Company elected to apply this exemption and as such reversed the balance of $413.0 million within “net unrealized losses on translating financial statements of self-sustaining foreign operations” and $76.8 million within “net unrealized gains on translating long-term debt designated as a hedge of net investments in self-sustaining foreign operations” included in accumulated other comprehensive loss. The net loss of $336.2 million was recognized as a decrease to accumulated other comprehensive loss with a corresponding decrease to retained earnings.

C.	Employee benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses deferred as a result of applying the corridor approach in accounting for defined benefit plans in retained earnings at Transition Date. The Company elected to apply this exemption. As a result, other long-term liabilities decreased by $0.8 million. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million. Additionally, the Company’s joint venture applied the same exemption. The proportionate share of the joint investee’s adjustment resulted in an increase to other long-term liabilities of $2.4 million. After a related decrease to deferred income tax liabilities of $0.6 million, retained earnings decreased by $1.8 million.

D.	Decomissioning liabilities included in the cost of property, plant and equipment

IFRS 1 allows a first-time adopter to use a simplified treatment of historic changes when estimating the decommissioning liability between initial inception of the liability and the Transition Date. The Company elected to apply the method specified within IFRS 1 for valuing the decommissioning liability and as a result, property, plant and equipment decreased by $0.7 million and long-term provisions increased by $0.6 million. After a related decrease to deferred income tax liabilities of $0.2 million and an increase to deferred income tax assets of $0.2 million, retained earnings decreased by $0.9 million.

E.	Borrowing costs

IFRS 1 allows the Company to choose the effective date of IAS 23, “Borrowing Costs”. The Company elected to apply IAS 23 as of the Transition Date and as such will capitalize borrowing costs for qualifying assets for which construction commences on or after the Transition Date.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Set forth below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Canadian GAAP to IFRS.
F.	Hedge accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, “Financial Instruments: Recognition and Measurement”, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfy the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. The application of this mandatory exception did not result in any adjustments upon IFRS conversion.

G.	Estimates

Hindsight is not used to create or revise estimates. The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.
Set forth below are discussions of differences between IFRS and Canadian GAAP.
H.	Reversal of intangible asset impairment

As opposed to current GAAP, impairments under IFRS are conducted in one step using discount rates that are asset specific. In addition, when determining future cash flows associated with an asset, there are certain limitations in what can be included. With the more restrictive guidance under IFRS, there is a higher probability of asset impairment. However, there are also provisions under IFRS for the subsequent reversal of these impairment charges if circumstances change such that the previously determined impairment is reversed. Under Canadian GAAP, the reversal of impairment losses is prohibited. Upon adoption of IFRS, the Company reversed an impairment recognized under Canadian GAAP as a result of changes in the expected cash flows relating to a business solution. As a result, intangible assets increased by $0.8 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.2 million, retained earnings increased by $0.6 million.

I.	Reversal of contract cost impairment

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, contract costs are recognized in accordance with IAS 11, “Construction Contracts” and no longer qualify as intangible assets. Upon adoption of IFRS, the Company reversed an impairment loss on a contract cost that was recognized under Canadian GAAP due to the fact that at the Transition Date the contract was profitable and, in accordance with IAS 11, did not require a provision for loss. As a result, contract costs increased by $2.1 million as of the Transition Date. After a related increase to deferred income tax liabilities of $0.8 million, retained earnings increased by $1.3 million.

J.	Share-based payment

With respect to compensation costs for stock options, IFRS requires the use of the graded vesting method for grants with vesting periods greater than one year. Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. Currently, CGI accounts for the costs under the straight-line method for Canadian GAAP, but reconciles to the graded vesting method for U.S. GAAP purposes. Under IFRS 1, CGI has chosen to not apply IFRS retroactively on transition to vested options and will only retroactively apply IFRS to unvested options. As a result of the difference of accounting for each grant of graded share-based awards, contributed surplus increased by $8.1 million as of the Transition Date with a corresponding decrease to retained earnings.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
K.	Income taxes

Assets or liabilities acquired other than in a business combination

Under Canadian GAAP, the carrying amount of an asset or liability acquired other than in a business combination is adjusted for by the amount of the related recognized deferred tax asset or liability. Under IFRS, a deferred tax asset or liability cannot be recognized if it arises from the initial recognition of an asset or liability in a transaction that is not a business combination and if at the time of the transaction neither accounting profit nor taxable profit is affected. As a result, the Company decreased deferred tax liabilities by $3.4 million, intangible assets by $2.9 million, contract costs by $0.5 million and deferred tax assets by $5.0 million with a corresponding decrease to other long-term liabilities of $0.9 million and retained earnings of $4.1 million.

Share-based payment

Under Canadian GAAP, a deferred tax asset is recognized on the difference between the accounting expense and the tax deduction relating to a share-based payment. Under IFRS, the deferred tax asset recognized in relation to the share-based payment is adjusted each period to reflect the amount of the tax deduction the Company would receive if the award were tax deductible in the current period based on the current market price of the shares. If the tax deduction or future tax deduction estimated exceeds the related cumulative share-based payment expense, the excess associated current and deferred tax is recognized in contributed surplus. As a result, deferred tax liabilities decreased by $5.5 million and retained earnings increased by $2.1 million while contributed surplus increased by $3.4 million.

L.	Commitment to purchase outstanding shares of non-controlling interest

As at April 4, 2011, this commitment to purchase the remaining shares of CIA no longer exists. However, IFRS requires the restatement of all comparative financial statements and therefore, the impact of IFRS will have to be assessed for the period before CGI sold its interest in CIA. Under Canadian GAAP, the value of the put and call option to purchase the remaining shares of CIA is disclosed as a commitment, but not recorded as a liability. Under IFRS, it must be recorded as a liability. As a result, accounts payable and accrued liabilities increased by $10.4 million. The equity attributable to non-controlling interest of $6.5 million was eliminated and retained earnings decreased by the remaining balance of $3.9 million.

M.	Property, plant and equipment

We do not expect any modifications to the groupings of our major assets. Management will continue to use historical cost as its measurement basis and in addition, indicators of impairment will be assessed at the transition date and annually thereafter if there are triggering events.

N.	Leases

Unlike Canadian GAAP, when classifying capital leases (or “finance leases”) under IFRS, more judgement is applied due to the lack of quantitative thresholds. IFRS includes additional qualitative indicators that assist in determining lease classification. After our review during the detailed assessment phase, we concluded that we had no classification differences. When quantifying the value of a finance lease, IFRS requires the use of the interest rate implicit in the lease. This differs from current GAAP in that the rate to use is the lower of the incremental borrowing rate and the implicit rate. This difference does not result in a material difference in the value of our finance leases. An IFRS exposure draft on leases was issued in August 2010, which if adopted, would result in all leases as well as all expected payments being recognized on the balance sheet. This adoption could have a material impact to our balance sheet. It has recently been announced that a revised exposure draft will be issued within the next two months.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
O.	Consolidation

Uniform accounting policies and reporting periods are applied throughout the Company under current GAAP. Under IFRS, non-controlling interest is initially recognised at fair value as opposed to carrying value under current GAAP. In fiscal 2010, we elected for the early adoption of Sections 1601, “Consolidated Financial Statements” and 1602 “Non-Controlling Interests”, of the CICA Handbook which are similar to the corresponding provisions of IFRS standard, IAS 27, “Consolidated and Separate Financial Statements”.

P.	Intangibles

Other than the adjustments noted in sections (I) and (V), IAS 38, “Intangible Assets”, is similar to CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which was adopted by the Company during fiscal 2009.

Q.	Government grants

IAS 20, “Accounting for Government Grants and Disclosure of Government Assistance”, permits the same accounting treatment as current GAAP for investment tax credits.

R.	Joint ventures

Currently under IAS 31, “Interests in Joint Ventures”, companies are allowed to account for any joint venture interest under either the proportionate consolidation or equity method. CGI currently accounts for its investment in Innovapost under the proportionate consolidation method and will not change upon conversion to IFRS. During the quarter, IFRS 11 “Joint Arrangements” was issued and is effective for annual periods beginning January 1, 2013, with early adoption permitted. This new standard focuses on the rights and obligations of the arrangement rather than the legal form. CGI is currently evaluating this standard.

S.	Revenue recognition

The revenue recognition guidance under IAS 11 as well as IAS 18, “Revenue”, is not as specific as many standards under Canadian and U.S. GAAP. Over the past few months, the Company has been reviewing guidance from the standard setting authorities as well as accounting firms’ interpretations in order to develop its proposed treatment based on current IFRS standards. The following provides a high level summary of the differences upon conversion to IFRS using standards in place today.

Under Canadian GAAP, the allocation of the consideration for arrangements that fall under ASC 985-605 is done based on VSOE of fair value. VSOE of fair value is established through internal evidence of prices charged for each revenue item when that item is sold separately. Under IFRS, the total arrangement value is allocated based on relative selling price. Relative selling price will maximize the use of observable inputs, or the Company’s best estimate of selling price. In addition, under Canadian GAAP, the residual method can be used as an allocation method when there is objective and reliable evidence of the fair value(s) of the undelivered item(s) but no such evidence of the delivered item(s). Under IFRS, the residual method will no longer be an appropriate method and the allocation of the consideration needs to be done based on the relative selling price. With the adoption of EIC 175 on October 1, 2010, these differences do not exist for arrangements that fall under this new guidance.

Currently, under ASC 985-605, software arrangements for the sale of software licenses with other services (i.e., customization or installation) are bundled as a single deliverable for revenue recognition when the services are essential to the functionality of the software license. Under IFRS, the standard permits the recognition of the software license separately from the other services if it meets the criteria of a separately identifiable component (i.e., it has value to a client on a stand-alone basis).

Under IFRS, revenue from arrangements with extended payment terms can be recognized when the services are rendered and it is probable that the economic benefits associated with the transition will flow to the entity. Under current GAAP, the criteria for these arrangements are more restrictive and often revenue needs to be recognized on a cash basis.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Under IFRS, when payment from a client is due either significantly before or after the transfer of goods or services, the amount of revenue is adjusted to reflect the time value of money, if deemed material.

Canadian GAAP requires revenue for long-term contracts under fixed-fee arrangements such as outsourcing and BPS arrangements to be recognized on a straight-line basis over the term of the arrangement, unless there is a better measure of performance or delivery. Under IFRS, revenue for those types of arrangement will be recognized as services are provided to the client, and recognized based on contractual prices within an acceptable threshold based on demonstrated fair values.

Currently, under GAAP, revenue is limited to the amount not contingent on future performance obligations. Under IFRS, revenue is recognized when it is probable that the economic benefits associated with the transaction will flow to the entity.

A revised exposure draft is expected to be issued by the IASB and the Financial Accounting Standards Board on revenue recognition in the near future. The standards are not expected to be in place until the Fall of 2012.
Presentation Reclassifications
T.	Provisions

IAS 37, “Provisions, Contingent Liabilities and Contigent Assets”, requires a provision to be recognized when an entity has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation. The thresholds for recognition of provisions are lower under IFRS than under Canadian GAAP.

Under Canadian GAAP, provision for decommissioning liabilities, onerous leases and legal claims were presented within accounts payable and accrued liabilities or other long-term liabilities. Under IFRS, provisions require separate line disclosure on the face of the balance sheet according to their short-term or long-term classification. As a result, an amount of $11.0 million was reclassified from accounts payable and accrued liabilities into short-term provisions and an amount of $8.7 million was reclassified from other long-term liabilities to long-term provisions.

U.	Tax reclassification

Under Canadian GAAP, deferred taxes are split between current and non-current components on the basis of either the underlying asset or liability or the expected reversal of items not related to an asset or liability. Under IFRS, all deferred tax assets are classified as non-current. As a result, the short-term portion of future income tax assets of $16.5 million was reclassified to deferred income tax assets and the short-term portion of future income tax liabilities of $26.4 million was reclassified to deferred income tax liabilities.

V.	Contract costs

Under Canadian GAAP, contract costs consisting of transition costs and incentives are classified as intangible assets. Under IFRS, transition costs and incentives provided in the form of cash or equity instruments are presented separately as contract costs and incentives provided in the form of discounts are presented within accounts receivable. As a result, $97.4 million of transition costs and $34.6 million of incentives in the form of cash or equity instruments were reclassified from intangible assets to contract costs and $11.8 million was reclassified from intangible assets to accounts receivable.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Presentation

The presentation section is addressed through individual IAS, most of which do not have significant differences from current GAAP. However, certain sections will require additional disclosure within the notes to the financial statements. Examples include property, plant and equipment, intangible assets, costs of services, selling and administrative expenses, income taxes, goodwill and provisions. In certain cases, there will be a shift of information between the notes and the face of the financial statements.

Under IFRS, it will be mandatory for CGI to present a separate Statement of Equity whereas the Statement of Retained Earnings will be discontinued.

With respect to our reportable segment disclosure under IFRS 8, “Operating Segments”, we do not see any significant differences from our current presentation.

Further to the above assessment of the impact of transitioning to IFRS on the opening balance sheet and on certain presentation items, below is a summary of the expected impact on our internal control and information systems.

Key Activities	Expected Changes
Information technology and data systems	No material system impact

To date, the Company did not identify any material system impact as we convert to IFRS. Development and testing of a dual-recordkeeping process is complete and dual-recordkeeping is in progress.

Internal controls over financial reporting	No impact expected

The Company has concluded that internal controls applicable to our reporting processes under current GAAP are fundamentally the same as those required in our IFRS reporting environment. During fiscal 2011, special attention is being given to the effectiveness of controls during our transition year.

Disclosure controls and procedures	Implementation in progress

During the current phase, the Company will be designing appropriate procedures and controls to ensure additional information can be gathered and reported upon. As communicated earlier, our financial statement note disclosures will be expanded. The working team is also producing a draft of our first set of interim consolidated financial statements under IFRS.

Documentation is being amended in all areas and processes are being developed for the production and communication of asset or liability specific discount rates.

Business processes	Implementation in progress

Over the past few months, training has been targeted to our employees based in the operations especially as it pertains to revenue recognition, provisions and asset impairments. In addition, we continue to provide guidance to those involved in client contracts to ensure they are aware of potential impacts once we convert to IFRS.

We are currently assessing the implications of IFRS on our debt covenants but do not expect any impacts that would cause debt covenants to be breached.

During the current phase, processes are being developed to prepare budgets and strategic plans under IFRS for fiscal 2012. In addition, we are assessing impacts on the Company’s incentive programs.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
8.	INTEGRITY OF DISCLOSURE
Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors’ duties include the assessment of the integrity of the Company’s internal control and information systems.

CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.

The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) the review of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) the review and assessment of the effectiveness of our accounting policies and practices concerning financial reporting; d) the review and monitoring of our internal control procedures, programs and policies and assessment of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommendation to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) the review of the audit procedures; h) the review of related party transactions; and i) such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.

As reported in our 2010 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2010. The CEO and CFO concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The CEO and CFO have limited the scope of the design of disclosure controls and procedures and internal controls over financial reporting to exclude controls, policies and procedures of Innovapost, a joint venture in which we have a 49% interest. The design was excluded from our evaluation as we do not have the ability to dictate or modify the entity’s internal controls over financial reporting, and we do not have the practical ability to assess those controls. Our assessment is limited to the internal controls over the inclusion of our share of the joint venture and its results in our consolidated financial statements. CGI’s interest in the joint venture represents approximately 1% of our consolidated total assets and approximately 2% of our consolidated revenue as at and for the quarter ended June 30, 2011. Please refer to page 27 of this MD&A for supplementary financial information about Innovapost.

In addition, management’s assessment and conclusion on the effectiveness of internal controls over financial reporting excluded the controls, policies and procedures of Stanley which was acquired six weeks prior to CGI’s fiscal year-end. Our assessment which was performed at the fiscal 2010 year-end was limited to the internal controls over the inclusion of its financial position and results in our consolidated financial statements. The exclusion was due to the short time frame between the consummation date of the acquisition and the date of management’s assessment. The internal controls over financial reporting of Stanley have been included in the Company’s scope and will be evaluated for their effectiveness at the year-end of fiscal 2011.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
For the quarter ending June 30, 2011, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.
9.	RISK ENVIRONMENT
9.1.	Risks and Uncertainties
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
9.1.1.	Risks Related to the Market
Economic risk — The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
9.1.2.	Risks Related to our Industry
The competition for contracts — CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.

The length of the sales cycle for major outsourcing contracts — As outsourcing deals become larger and more complex, the Company is experiencing longer selling cycles lasting between 12 and 24 months. The lengthening sales cycle could affect our ability to meet annual growth targets.

The availability and retention of qualified IT professionals — There is strong demand for qualified individuals in the IT industry. Therefore, it is important that we remain able to successfully attract and retain highly qualified staff. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends — The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt our services and our solutions so that we maintain and improve our

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.

Infringing on the intellectual property rights of others — Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.

Benchmarking provisions within certain contracts — Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.

Protecting our intellectual property rights — Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
9.1.3.	Risks Related to our Business
Business mix variations — The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.

The financial and operational risks inherent in worldwide operations — We manage operations in numerous countries around the world. The scope of our operations makes us subject to currency fluctuations; the burden of complying with a wide variety of national and local laws; differences in and uncertainties arising from local business culture and practices; multiple and sometimes conflicting laws and regulations, including tax laws; changes to tax laws including the availability of tax credits and other incentives that may adversely impact the cost of the services we provide; operating losses incurred in certain countries as we develop our international service delivery capabilities and the non-deductibility of these losses for tax purposes; the absence in some jurisdictions of effective laws to protect our intellectual property rights; restrictions on the movement of cash and other assets; restrictions on the import and export of certain technologies; restrictions on the repatriation of earnings; and political, social and economic

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
instability including the threats of terrorism and pandemic illnesses. We have a hedging strategy in place to mitigate foreign currency exposure; but, other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments. Any or all of these risks could impact our global business operations and cause our profitability to decline.

Credit risk with respect to accounts receivable — In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse impact to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions — Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.

Early termination risk — If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks — In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse impact on our expected profit margins.

Risks related to teaming agreements and subcontracts — We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

Our partners’ ability to deliver on their commitments — Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.

Guarantees risk — In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.

Risk related to human resources utilization rates — In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage professional training programs and attrition rates among our personnel appropriately. To the extent that we fail to do so, our utilization rates may be reduced, thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk — We derive a substantial portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected.

Government business risk — Changes in federal, provincial or state government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Although Canadian GAAP considers a national government and its agencies as a single client, our client base in the government economic sector is in fact diversified with contracts from many different departments and agencies in the U.S. and Canada; nevertheless, government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.

Regulatory risk — Our business with the US federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
Legal claims made against our work — We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely impact our business, operating results and financial condition, and may negatively affect our professional reputation. We typically include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. These provisions may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.

Information and infrastructure risks — Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.

Risk of harm to our reputation — CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.

Risks associated with acquisitions — A significant part of our growth strategy is dependent on our ability to continue making large acquisitions to increase our critical mass in selected geographic areas, as well as niche acquisitions to increase the breadth and depth of our service offerings. The successful execution of our strategy requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected. Without additional acquisitions, we are unlikely to maintain our historic or expected growth rates.

Risks associated with the integration of new operations — The successful integration of new operations that arise from our acquisitions strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

Liquidity and funding risks — The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to conclude large outsourcing contracts and business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding

CGI Group Inc. — Management’s Discussion and Analysis for the Third Quarter Ended June 30, 2011
generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse impact on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
9.2.	Legal Proceedings
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although, the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.